Exhibit 99.77

CARBON STREAMING CORPORATION

(Formerly Mexivada Mining Corp.)

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE THREE AND NINE MONTHS ENDED MARCH 31, 2021

This management’s discussion and analysis (“MD&A”) reviews the significant activities of Carbon Streaming Corporation (formerly Mexivada Mining Corp.) (“CSC” or the “Company”) and analyzes the financial results for the three and nine months ended March 31, 2021. This MD&A should be read in conjunction with the unaudited condensed interim consolidated financial statements for the three and nine months ended March 31, 2021 of the Company with the related notes thereto, and the Company’s audited annual consolidated financial statements for the year ended June 30, 2020 and the related notes thereto, which are available for viewing on www.sedar.com.

All financial information in this document is prepared in accordance with International Financial Reporting Standards (“IFRS”) and presented in Canadian dollars unless otherwise indicated.

The effective date of this MD&A is May 28, 2021.

Management is responsible for the preparation and integrity of the Company’s unaudited condensed interim consolidated financial statements, including the maintenance of appropriate information systems, procedures, and internal controls. Management is also responsible for ensuring that information disclosed externally, including that within the Company’s financial statements and MD&A, is complete and reliable.

This discussion contains forward-looking statements that involve risks and uncertainties. Although such information is considered to be accurate, actual results may differ materially from those anticipated in the statements made. Additional information on the Company is available for viewing on SEDAR at www.sedar.com.

Overview

Carbon Streaming Corporation (formerly Mexivada Mining Corp.) was incorporated on September 13, 2004 under the Business Corporations Act (British Columbia), and historically its principal activity has been the exploration of mineral properties.

On June 15, 2020, the Company changed its name to Carbon Streaming Corporation and repurposed its principal activity as a streaming and royalty investment vehicle that offers investors exposure to carbon credits, a key instrument being used by both governments and corporations to achieve their climate goals, and to provide investors a way to invest in a low carbon future. The Company’s shares are not presently listed for trading on any stock exchange.

The head office, principal address and records office of the Company are located at 4 King Street West, Toronto, Ontario, Canada, M5H 1B6. The Company’s registered address is Suite 2900 – 595 Burrard Street, Vancouver, British Columbia, Canada, V7X 1J5.

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Corporate Restructuring

On May 21, 2020, at the Company’s annual general meeting of shareholders, three new directors were appointed, to expand the Company’s board to four members. On June 15, 2020, the Company completed a 100-old for 1-new share consolidation and a name change to Carbon Streaming Corporation. All common shares, warrants, options, loss per share and weighted average number of shares outstanding have been retroactively restated to reflect this share consolidation.

During September 2020, Richard Redfern resigned from the Company’s board of directors and as Chief Executive Officer.

During January 2021, Colin Watt, Ming Jang and Edgar Froese resigned as directors of the Company and were replaced by Justin Cochrane, Maurice Swan and Andy Tester. Mr. Cochrane was also appointed as Chief Executive Officer of the Company. In addition, Mark Gelmon resigned as Chief Financial Officer of the Company and was replaced by Conor Kearns.

In April 2021, the Company announced the resignation of Justin Cochrane from the Board of Directors to facilitate and make room on the board for the appointment of three new directors with extensive experience in stream financing, investments, renewable energy, and corporate finance. Mr. Cochrane will continue to serve as the Company’s President and Chief Executive Officer and intends to rejoin the board at the next annual general meeting of the Company. The Company appointed Saurabh Handa, Marc Bustin and Jeanne Usonis to the Board of Directors.

The Company intends to become an investment company, focused on the regulated and voluntary carbon offset and sequestration sectors. The Company has recently raised new capital through the sale of equity (see “Financings” section below). However, there is no assurance that it will be successful in finding investments to deploy its capital.

Amalgamation

In June 2020, the Company completed an amalgamation with 1247372 B.C. Ltd. (“Fundco”). Fundco previously raised $714,000 on a unit private placement basis at $0.05 per unit and had loaned funds to the Company to enable the Company to settle the majority of its outstanding liabilities. As a result of the amalgamation, the Company issued 14,280,000 shares to the Fundco shareholders, and an equivalent number of warrants exercisable at $0.125 per share until April 22, 2025. The Company incurred issuance costs totalling $8,973 in conjunction with this transaction.

Financings

During December 2020, the Company issued 4,850,000 units for gross proceeds of $242,500. Each unit is comprised of one common share and one share purchase warrant, with 1,400,000 warrants exercisable at $0.125 until December 16, 2025 and 3,450,000 warrants exercisable at $0.125 until December 22, 2025.

On January 27, 2021, the Company closed a non-brokered private placement of 14,670,000 units at $0.25 per unit for gross proceeds of $3,667,500. Each unit is comprised of one common share and one share purchase warrant, with each warrant exercisable at $0.75 until January 27, 2026.

On March 11, 2021, the Company closed a non-brokered private placement of 43,299,268 units at $0.75 per unit for gross proceeds of $32,474,451. Each unit is comprised of one common share and one share purchase warrant, with each warrant exercisable at $1.50 until March 2, 2026.

On May 12, 2021, the Company closed a non-brokered private placement of 11,611,000 shares at $1.00 per share for gross proceeds of $11,611,000. Also on May 12, 2021, the Company issued 8,900,000 shares for warrants that were exercised at $0.125 per warrant for gross proceeds of $1,112,500.

On May 28, 2021, the Company issued 4,380,000 shares for the exercise of warrants at an exercise price of $0.125 for gross proceeds of $547,500.

On April 9, 2021, in exchange for services, the company issued 333,333 units. Each unit is comprised of one common share and one share purchase warrant, with each warrant exercisable at $1.50 until March 2, 2026.

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Stream Investment

On May 17, 2021, the Company announced its first carbon credit streaming investment. Carbon Streaming Corporation has agreed to invest US$6 million to implement the proposed MarVivo Blue Carbon Conservation Project in Magdalena Bay in Baja California Sur, Mexico which is focused on the conservation of mangrove forests and their associated marine habitat. The project is anticipated to be one of the largest blue carbon conservation projects in the world and once implemented is estimated to reduce emissions by 26 million tonnes of carbon dioxide equivalent (CO2e) over 30 years by conserving and sustainably managing approximately 22,000 hectares of mangroves and 137,000 hectares of its marine environment across Baja’s largest mangrove forest.

MarVivo Stream Investment Highlights:

●	US$2.0 million initial investment into MarVivo Corporation, paid in cash on closing, followed by four separate US$1.0 million investments at specific project milestones during development, implementation, validation and verification by Verra, an international institution based in Washington D.C. that manages carbon credit standards, so that “blue carbon” credits may be generated. These investments will be funded by the Company’s cash-on-hand. Closing is conditional on completion of customary conditions precedent.
●	Each year, the Company will have the right to purchase the greater of 200,000 credits or 20% of the annual verified carbon credits from the MarVivo Blue Carbon Project.
●	The Company will make ongoing payments to MarVivo Corporation equal to 40% of CSC’s net revenue from the sale of the carbon credits from the project.
●	The MarVivo Stream agreement will run for a term of 30 years starting on date of the first delivery of carbon credits, which is expected to occur in H1 2023.

Stock Options and Restricted Share Unit (“RSU”) Grants

On March 31, 2021, the Company granted 2,950,000 stock options to certain directors, officers, advisors and consultants of the Company. The stock options are exercisable at a price of $0.75 per share, expire on March 31, 2026 and vested immediately.

On March 31, 2021, the Company granted 2,200,000 RSUs to certain officers, directors, and consultants which at the Board’s discretion can be settled in cash, equity, or a combination thereof and vest as follows: 733,333 on the first, second and third anniversaries of the date of grant.

Results of Operations

For the three months ended March 31, 2021 compared to the three months ended March 31, 2020

The Company incurred a loss of $2,325,455 during the three months ended March 31, 2021 compared to a loss of $83,698 for the three months ended March 31, 2020. The results for the three months ended March 31, 2021 were primarily due to the following items:

●	During the three months ended March 31, 2021, the Company recorded an increase of $1,643,150 of share- based compensation over the 2020 comparative period. The Company granted 2,950,000 stock options and 2,200,000 RSUs during the three months ended March 31, 2021 compared to nil for the comparative period. Stock-based compensation expense will vary from period to period depending upon the number of options and RSUs granted and vested during a period and the fair value of the options and RSUs calculated as at the grant date.

●	During the three months ended March 31, 2021, the Company recorded an increase of $269,163 in salaries and fees over the comparative period. This represents the salaries and fees of the new management and directors tasked with refocusing the Company’s business.

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●	The Company incurred $149,318 of consulting fees for the three months ended March 31, 2021 compared to $7,500 for the three months ended March 31, 2020. The increase of $141,818 is in line with the Company’s transition to an investment company, focused on the regulated and voluntary carbon offset and sequestration sectors.

For the nine months ended March 31, 2021 compared to the nine months ended March 31, 2020

The Company incurred a loss of $2,891,353 during the nine months ended March 31, 2021 compared to a loss of $97,352 for the nine months ended March 31, 2020. The results for the nine months ended March 31, 2021 were primarily due to the following items:

●	During the nine months ended March 31, 2021, the Company recorded an increase of $1,643,150 of share- based compensation over the 2020 comparative period. The Company granted 2,950,000 stock options and 2,200,000 RSUs during the nine months ended March 31, 2021 compares to nil for the comparative period. Stock-based compensation expense will vary from period to period depending upon the number of options and RSUs granted and vested during a period and the fair value of the options and RSUs calculated as at the grant date.

●	During the nine months ended March 31, 2021, the Company recorded an increase of $299,163 in salaries and fees over the comparative period. This represents the salaries and fees of the new management and directors tasked with refocusing the Company’s business.

●	The Company incurred $627,670 of consulting fees for the nine months ended March 31, 2021 compared to $7,500 for the nine months ended March 31, 2020. The increase of $620,170 is in line with the Company’s transition to an investment company, focused on the regulated and voluntary carbon offset and sequestration sectors.

Summary of Quarterly Results

The following is a summary of certain financial information for each of the eight most recently completed quarters:

	Three Months Ended	Three Months Ended	Three Months Ended	Three Months Ended
	Mar 31, 2021	Dec 31, 2020	Sept 30, 2020	June 30, 2020
Total assets	$35,630,502	$1,287,778	$346,610	$313,136
Working capital (deficiency)	35,182,857	627,923	155,201	181,321
Loss for the period	(2,325,455)	(539,778)	(26,120)	(11,402)
Loss per share	(0.06)	(0.04)	(0.00)	(0.00)

	Three Months	Three Months	Three Months	Three Months
	Ended	Ended	Ended	Ended
	Mar 31, 2020	Dec 31, 2019	Sept 30, 2019	June 30, 2019
Total assets	$-	$-	$-	$-
Working capital (deficiency)	(512,304)	(428,606)	(424,597)	(414,952)
Loss for the period	(83,698)	(4,009)	(9,645)	(8,712)
Loss per share	(0.12)	(0.01)	(0.01)	(0.01)

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Related Party Transactions

Related party balances

Parties are considered to be related if one party has the ability, directly or indirectly, to control the other party or exercise significant influence over the other party in making financial and operating decisions. Parties are also considered to be related if they are subject to common control. Related parties include key management personnel and may be individuals or corporate entities. A transaction is considered to be a related party transaction when there is a transfer of resources or obligations between related parties. Related party transactions are recorded at the exchange amount, being the amount agreed to between the related parties.

Key management personnel are those persons having authority and responsibility for planning, directing, and controlling the activities of the Company, directly or indirectly. Key management personnel include the Company’s executive officers and members of the Board of Directors.

Remuneration of key management personnel of the Company was as follows:

	Three Months Ended		Nine Months Ended
	March 31, 2021	March 31, 2020	March 31, 2021	March 31, 2020
Salaries and fees	$120,706	$2,500	$290,738	$7,500
Consulting fees	$38,236	nil	$38,236	nil
Share-based compensation	$946,900	nil	$946,900	nil

Liquidity and Cash Flow

The Company has no business or operations, and no positive operating cash flow. As at March 31, 2021, the Company had working capital of $35,182,857 inclusive of cash on hand of $35,408,356. This compares to working capital of $181,321 as at June 30, 2020, inclusive of cash on hand of $310,202.

As at March 31, 2021, the Company had current and total assets of $35,630,502 (June 30, 2020 - $313,136) and total liabilities of $447,645 (June 30, 2020 - $131,815). The Company does not have any long-term debt.

During the current quarter, the Company raised approximately $36 million through two private placements. See “Financings” section above.

Other Events

There are no known trends, risks or demands affecting the Company except for capital market uncertainty and business disruptions caused by the Covid-19 global pandemic. The future impact of the outbreak is highly uncertain and cannot be predicted. There can be no assurance that such disruptions, delays, and expenses will not have a material adverse impact on our business objectives and milestones over the next 12 months.

The major operating milestones affecting or pertaining to the Company are: (i) to make initial acquisitions in the regulated and voluntary carbon offset and sequestration sectors; and (ii) to seek to resume trading on a stock exchange in Canada. There is no assurance any of the above will occur.

The Company has no off-balance sheet arrangements as at the date of this MD&A.

The Company has no undisclosed proposed transactions as at the date of this MD&A.

The Company has not adopted any new accounting policies, nor does it expect to adopt any new accounting policies during the remainder of fiscal 2021, including changes to be made voluntarily or those due to a change in an accounting standard or a new accounting standard that the Company does not have to adopt until a future date.

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Financial Instrument Fair Value and Risks Factors

Fair value

Financial instruments measured at fair value are classified into one of three levels in the fair value hierarchy according to the relative reliability of the inputs used to estimate the fair values. The three levels of the fair value hierarchy are:

Level 1 – Unadjusted quoted prices in active markets for identical assets or liabilities;

Level 2 – Inputs other than quoted prices that are observable for the asset or liability either directly or indirectly; and Level 3 – Inputs that are not based on observable market data.

The Company’s financial instruments include cash, accounts payable and accrued liabilities. The carrying value of these financial instruments approximates their fair value. Cash is measured based on Level 1 input of the fair value hierarchy.

Risk factors

The Company is exposed in varying degrees to a variety of financial instrument related risks. The type of risk exposure and the way in which such exposure is managed is provided as follows:

Credit Risk

Credit risk is the risk that one party to a financial instrument will fail to discharge an obligation and cause the other party to incur a financial loss. The Company’s cash balance is mainly held in credit worthy financial institutions and in trust with the Company’s legal counsel. Credit risk has been assessed as low.

Currency Risk

Foreign currency risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because they are denominated in currencies that differ from the respective functional currency. The Company is exposed to currency risk as it incurs certain expenditures that are denominated in United States dollars while its functional currency is the Canadian dollar. The Company does not hedge its exposure to fluctuations in foreign exchange rates. The Company’s held cash of $22,843,102 in Canadian dollars and $12,565,254 in United States dollars. As the Company has transactions in foreign currencies, currency risk has been assessed as moderate.

Assuming all other variables remain constant, a 5% weakening or strengthening of the Canadian dollar against the US dollar would result in a change of approximately $632,000 to loss and comprehensive loss.

Interest Rate Risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. The Company is exposed to interest rate risk on its bank accounts. The income earned on the bank account was subject to the movements in interest rates. The Company has no-interest bearing debt. Therefore, interest rate risk has been assessed as nominal.

Liquidity Risk

Liquidity risk arises through the excess of financial obligations over available financial assets due at any point in time. The Company’s objective in managing liquidity risk is to maintain sufficient readily available reserves in order to meet its liquidity requirements at any point in time. The Company achieves this by maintaining sufficient cash balances. Under current market conditions, liquidity risk has been assessed as low.

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Capital Management

The Company’s policy is to maintain a strong capital base so as to maintain investor and creditor confidence and to sustain future development of the business. The capital structure of the Company consists of shareholders’ equity of $35,182,857 at March 31, 2021 (June 30, 2020 - $181,321).

There were no changes in the Company’s approach to capital management during the period.

The Company is not subject to any externally imposed capital requirements.

Share Capital

As at the date of this MD&A, the Company has 103,019,237 common shares issued and outstanding, 64,152,601 warrants, 2,950,000 stock options and 2,200,000 restricted share units.

COVID-19

In March 2020, the World Health Organization declared coronavirus COVID-19 a global pandemic. This contagious disease outbreak and any related adverse public health developments may adversely affect workforces, economies, and financial markets globally, potentially leading to an economic downturn. It is not possible for the Company to predict the duration or magnitude of the adverse results of the outbreak and its effects on the Company’s business or results of operations at this time.